Exhibit 99.3

FSD Pharma Announces Closing of Lucid Psycheceuticals Acquisition

Lucid Adds Potential for Neurodegenerative Disease Treatments and Mental Health in a Novel Way

TORONTO--(BUSINESS WIRE)--September 21, 2021--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, is pleased to announce the completion of the previously announced acquisition of 100% of the issued and outstanding shares of Lucid Psycheceuticals Inc. (“Lucid”), a Canadian-based specialty psychedelic pharmaceutical company focused on the development of therapies to treat critical neurodegenerative diseases, for approximately CAD$11.3 million (US$8.9 million) in FSD Pharma stock (the “Transaction”).

In connection with the transaction, Dr. Lakshmi P. Kotra, B.Pharm.(Hons), Ph.D., Lucid’s co-founder, Senior scientist at Krembil Brain Institute, University Health Network (“UHN”), and Professor of Medicinal Chemistry at the University of Toronto, has joined FSD Pharma as CEO of Lucid, which will be the Company’s wholly-owned subsidiary. In that newly created role, he will continue to assess and advance FSD Pharma’s innovative drug development programs.

“The acquisition of Lucid represents a positive and exciting step in pursuit of our strategic objectives at FSD Pharma, as we advance a diversified pipeline of novel, patent-protected drug candidates. These are leading edge molecules to target therapies for mental health disorders and neurodegenerative diseases in a totally unique way, through the regulatory process,” said Anthony Durkacz, Interim CEO of FSD Pharma. “We are excited that Dr. Kotra, an award-winning researcher and accomplished executive with experience in drug discovery and clinical development, will now be leading this effort.”

Dr. Kotra commented, “Energized by the tremendous opportunity that the combination of the two companies represents, I am thrilled to join the FSD Pharma team at this pivotal time as it works to accelerate the development of a robust pipeline of innovative treatments that address significant unmet needs in neurodegenerative and mental health disorders. Lucid recently licensed novel compounds from UHN for the potential treatment of neurodegenerative disorders, such as multiple sclerosis, and is also developing a psychedelics-class of compounds for mental health disorders. These add to the current anti-inflammatory pipeline under development at FSD. As we move forward, we will be adding complementary expertise to the Company’s team, as well as partnering with experienced organizations globally. We are laser focused on completing advanced preclinical studies and scale-up activities to successfully move FSD Pharma’s assets through the clinical trials. This transformative transaction is a mutually synergistic step toward addressing total brain health, and the Company’s team is excited at the new possibilities and therapeutics.”

Hance Clarke, M.D., Ph.D., an anesthesiologist, renowned pain specialist, Director of Pain Services at Toronto General Hospital, and expert scientific advisor for Lucid, said, “I am pleased to see FSD Pharma and Lucid combining expertise to fuel research and development efforts for novel therapies. Lucid has a truly exciting pipeline and stellar team leading the progress of novel therapeutics for mental health and neurodegenerative disorders.”

Eleanor N. Fish, Ph.D., Professor, University of Toronto Faculty of Immunology and Emerita Scientist, UHN, who is a world-renowned immunologist and cytokines expert, commented, "I am delighted at the news of FSD Pharma’s acquisition of Lucid, which under Dr. Kotra’s leadership, is developing exciting technologies for the treatment of multiple sclerosis and mental health challenges. I am very hopeful these next generation therapeutics will reach patients to address this unmet clinical need.”

“Congratulations to Lucid and FSD Pharma on taking this important step to accelerate potential treatment options for patients with multiple sclerosis based on technology developed at UHN. Working with our industry partners on moving our research forward means working together to create a healthier world,” says Mark Taylor, Director, Commercialization, University Health Network.

Transaction Details

The Transaction was completed by way of a three-cornered amalgamation between Lucid, the Company and a wholly-owned subsidiary of the Company. The Transaction involved the issuance of approximately 4.5 million Class B subordinate voting shares in the capital of FSD Pharma (each, an “FSD Share”) as the acquisition consideration, with a deemed aggregate purchase price of approximately CAD$11.3 million (US$8.9 million based on an exchange rate of US$1 to CAD$1.2721) at a deemed price of CAD$2.51 (approximately US$1.97) per FSD Share. Additionally, all of the outstanding Lucid stock options and warrants became exercisable into FSD Shares, with the number and exercise price of such securities adjusted in accordance with the Transaction’s exchange ratio.

Shareholder approval for the Transaction was obtained at a special meeting of Lucid shareholders held on September 13, 2021.

As of immediately after the completion of the Transaction, 40,557,896 FSD Shares were issued and outstanding.

Further details regarding the terms of the Transaction are set out in the Master Agreement dated August 25, 2021 among the Company, Lucid and a wholly-owned subsidiary of the Company (the “Master Agreement”). The Master Agreement and related documents have been filed on the Company’s profile on SEDAR at www.sedar.com.

About FSD Pharma

FSD Pharma is a life sciences holding company dedicated to building a portfolio of diversified therapeutic assets and innovative healthcare and biotech services. Currently, FSD is actively pursuing potential acquisition targets in the healthcare and biotech space to bring innovative treatments to market to treat various mental health disorders and neurodegenerative diseases. www.fsdpharma.com

About Lucid Psycheceuticals

The brain is the ultimate frontier in health research. Depression, anxiety, dementia and similar conditions often are prodromes to more serious neurodegenerative diseases, such as Multiple sclerosis, Alzheimer's disease and Parkinson's disease. Inspired by the mechanisms of action of psychedelics, and the need for therapeutics to prevent, and possibly reverse, neurodegeneration, Lucid is exploring novel therapies to address total brain health, i.e. mind and biology behind it! For more information, please visit www.lucidpsycheceuticals.com.

Forward Looking Information

Certain statements contained herein are “forward-looking statements”. Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to the Company’s acquisition of Lucid, the development and commercialization of potential treatments for neurodegenerative and mental health disorders, the development of the Company’s current anti-inflammatory pipeline, partnering projects with other organizations globally and the advancement and completion of preclinical and clinical studies and scale-up activities, and the statements made by Mr. Durkacz and Dr. Kotra regarding the foregoing. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that Lucid’s drug development efforts are at a very early stage; the fact that preclinical drug development is uncertain, and some of Lucid’s drug product candidates may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of Lucid’s product development activities, preclinical studies and clinical trials; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of Lucid’s drug product candidates; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, Lucid’s drug product candidates; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for Lucid’s drug product candidates; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Company Contact:
Zeeshan Saeed, President, Founder and Director, FSD Pharma Inc.
Email: zsaeed@fsdpharma.com
Telephone: (416) 854-8888

Investor Relations & Media Contact:
KCSA Strategic Communications
Email: FSDPharma@KCSA.com